Exhibit 99.1

NICE inContact CXone Workforce Optimization Pro Brings Modern
Employee Experience to On-Premises Contact Centers

Hybrid WFO solution supports leading legacy telephony platforms on the award-winning CXone cloud customer experience platform

Salt Lake City, May 1, 2018 – NICE inContact, a NICE (Nasdaq: NICE) business, today announced availability of the NICE inContact CXone Workforce Optimization (WFO) Pro suite for contact centers on traditional on-premises telephony platforms. Now organizations can take their first step to the cloud while integrating with their current investments across over 40 PBXs and ACD recording configurations on leading platforms. CXone WFO Pro is part of the award-winning CXone Cloud Customer Experience Platform that also includes Omnichannel Routing, Analytics, Automation and AI—all built on an Open Cloud Foundation.

CXone Workforce Optimization Pro unlocks the potential of your team to deliver exceptional customer experience and empowers contact center leaders to improve employee engagement and productivity.  As a modern cloud suite, designed from the ground up to provide a unified experience for agents and supervisors, contact center leaders can significantly accelerate the time to get new agents productive and reduce turnover.  The intuitive, cloud native suite can be quickly deployed with pre-built integrations to on-premises telephony – all backed by the highest level of security and reliability.  Highlights of the CXone WFO Pro Suite include:

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NICE inContact CXone Workforce Management (WFM) Pro helps you reduce labor waste and achieve your goals with patented technology producing the industry’s most efficient and actionable schedules. With patented forecasting algorithms, organizations will benefit from a variety of forecasting options to meet their business needs.

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NICE inContact CXone Quality Management (QM) Pro helps operations leaders to target employee coaching and feedback to improve customer experience. Using an agent-centric approach to quality such as agent self-evaluations, automated feedback and work flows – CXone Quality Management lets managers effectively balance between operational improvements and agent empowerment.

When deployed as a hybrid solution with on-premises ACDs and telephony, NICE inContact CXone WFO Pro allows contact centers to transition to the cloud gradually, while still capitalizing on their existing on-premises infrastructure. To maximize the economic life of on-premises investments, CXone WFO Pro leverages a contact center’s existing premise telephony architecture in a bandwidth friendly solution that maintains voice and screen recordings inside the contact center’s network, under their control. For contact centers that must comply with data residency rules requiring them to keep recorded media onsite, CXone WFO Pro enables contact centers to record and store calls and digital interactions on-premises, while taking advantage of modern WFO applications in the cloud.

Flexible deployment options with NICE inContact CXone empowers contact centers to take the path to the cloud that makes the most sense for their business today – or in the future.  Organizations have the option to maintain CXone WFO Pro in the cloud integrated with on-premises telephony, incrementally add new capabilities like analytics in the cloud, or fully transition their entire contact center platform to the cloud.

Chris Morrissey, Vice President, NICE WFO and SMB said: “NICE inContact CXone WFO Pro is transforming the industry. CXone is the customer experience platform for the future. Via the launch of this new solution for on-premise contact centers, NICE is proud to continue fulfilling its commitment to helping contact centers to transition to the cloud. We are thrilled to bring the CXone experience to leading legacy telephony platforms! CXone WFO Pro truly empowers contact centers to work smarter and respond faster in a modern, dynamic environment — and now provides all contact centers with a seamless path to ‘full cloud’ when their operations are ready.”

NICE inContact CXone, the world’s #1 cloud customer experience platform, helps organizations be first in their industry by powering exceptional experiences for customers and employees. CXone is the first and only platform unifying best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence—all built on an Open Cloud Foundation. CXone helps organizations of all sizes be first and stay first, empowering your teams to move faster and work smarter. Be the first choice of customers, the first to innovate, and the first choice employer. Only CXone delivers one unified experience, on one cloud native platform, along one proven path, from one leader.

About NICE inContact CXone
NICE inContact CXone is the leading cloud customer experience platform. Only CXone unifies Omnichannel Routing, Analytics, Workforce Optimization, and Automation & Artificial Intelligence – providing a seamless customer and agent experience – as part of one enterprise-grade, cloud native platform. With its Open Cloud Foundation, CXone powers rapid innovation via open APIs, leading scalability and reliability (guaranteed 99.99 percent uptime), and carrier-grade connectivity (guaranteed voice quality).

About NICE inContact
NICE inContact is the cloud contact center software leader with the world’s No. 1 cloud customer experience platform. NICE inContact CXone combines best-in-class Omnichannel Routing, Workforce Optimization, Analytics, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is an extensive partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. NICE inContact is recognized as a market leader by Gartner, Ovum, IDC, Frost & Sullivan, and DMG. www.niceincontact.com

NICE inContact is part of NICE (Nasdaq: NICE), the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Chris Morrissey are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.